

Annual Report

Cover Page

Name of issuer:

Amnion Life LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 5/27/2016

Physical address of issuer:

2618 San Miguel Dr #149
Newport Beach CA 92660

Website of issuer:

http://amnion.life

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$18,831.00	$6,143.00
Cash & Cash Equivalents:	$10,247.00	$1,571.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$85,908.00	$65,802.00
Long-term Debt:	$873,269.00	$945,698.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$1,177.00	$980.00
Net Income:	($327,139.00)	($85,117.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in

and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Amnion Life LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Amir Fassihi	CEO	Amnion Life	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Amir Fassihi	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Amir Fassihi	1000000.0 Class A Units, Voting	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The medical device being developed may not pass the FDA requirements for safety and efficacy and may not receive the required regulatory requirements for sales and marketing of the device.

The anticipated clinical trials do not confirm the safety and efficacy of the device. There is considerable harm and danger realized associated with the device which cannot be mitigated.

Competitors successfully challenging Company's patent and other intellectual properties and entering the market with similar devices.

Clinical Trials for the device do not meet Superiority classification requirements compared to previous devices currently on the market.

We have not commenced commercial operations to date and our future profitability is uncertain.

We are primarily dependent on the success of our lead product candidate, AmnioBed, which is still in clinical development, and this product candidate may fail to receive marketing approval or may not be commercialized successfully.

We are an early-stage medical device company with no approved products and no historical product revenue, which may make it difficult for you to evaluate our business, financial condition and prospects.

We expect that we will need further financing for our existing business and future growth, which may not be available on acceptable terms, if at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations. The failure to obtain further financing may also prevent us from capitalizing on other potential product candidates which may be more profitable than AmnioBed or for which there may be a greater likelihood of success.

We depend on third parties for clinical and commercial supplies, which could affect our business. We also rely on third parties to conduct our preclinical studies and clinical trials.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We may be exposed to claims and may not be able to obtain or maintain adequate product liability insurance.

We depend on skilled labor, and our business and prospects may be adversely affected if we lose the services of our skilled personnel, including those in senior management, or are unable to attract new skilled personnel.

Our employees and our independent contractors, principal investigators, CROs, consultants or commercial collaborators, as well as their respective sub-contractors, if any, may engage in misconduct or fail to comply with certain regulatory standards and requirements, which could expose us to liability and adversely affect our reputation.

We may acquire businesses, products or product candidates, or form strategic alliances or create joint ventures, in the future, and we may not realize the benefits of such transactions.

System failures may disrupt our business operations and delay our product development programs and commercialization activities.

The marketing approval processes of the FDA and comparable regulatory authorities in other countries are unpredictable and our product candidates may be subject to multiple rounds of review or may not receive marketing approval.

We may be unable to continually develop a pipeline of product candidates, which could affect our business and prospects.

Our preclinical studies and clinical trials may not be successful and delays to such preclinical studies or clinical trials may cause our costs to increase and significantly impair our ability to commercialize our product candidates. Results of previous clinical trials or interim results of ongoing clinical trials may not be predictive of future results.

We are planning to pursue the FDA De Novo pathway for all of our current product candidates. If we are unable to rely on the De Novo regulatory pathway to apply for marketing approval of our product candidates in the United States, seeking approval of these product candidates through the PMA pathway would require full reports of investigations of safety and effectiveness, and the process of obtaining marketing approval for our product candidates would likely be significantly longer and more costly.

We may encounter difficulties in enrolling patients in our clinical trials, which could be detrimental to business.

We have conducted, and may in the future conduct, clinical trials for our product candidates outside the United States and the FDA may not accept data from such trials.

Our facilities are subject to extensive and ongoing regulatory requirements and failure to comply with these regulations may result in significant liability.

Our current pipeline product candidate, AmnioBed, requires extensive clinical data analysis, regulatory review and additional testing. Clinical trials and data analysis can be very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for AmnioBed does not provide positive results, we may be required to delay or abandon development of such product, which would have a material adverse impact on our business.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

Even if we obtain marketing approval for our product candidates in the United States, we or our collaborators may not obtain marketing approval for the same product candidates elsewhere.

The terms of approvals, ongoing regulations and post-marketing restrictions for our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Our products may not achieve market acceptance, which would be essential to our company's success. Furthermore, We may not be able to respond effectively to changing consumer preferences and demand.

The commercial success of our medical device products depends on the availability and sufficiency of third-party payor coverage and reimbursement.

Our products may be subject to reduced prices negotiated by certain group purchasing organizations that could adversely impact our product revenue.

We may not be able to build our marketing and sales capabilities or enter into agreements with third parties to market and sell our medical device products.

The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to costly product liability suits, or result in costly investigations and regulatory agency sanctions under certain circumstances if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Even if we obtain regulatory approval for a product candidate, our products and business will remain subject to ongoing regulatory obligations and review.

If our product candidates are approved for commercialization outside of the United States, we may be exposed to a number of risks associated with international business operations.

If the FDA or comparable regulatory authorities in other countries approve generic versions of our product candidates, or do not grant our product candidates a sufficient period of market exclusivity before approving their generic versions, our ability to generate revenue may be adversely affected.

Our medical device products may be subject to recalls, withdrawals, seizures or other enforcement actions by the FDA or comparable regulatory authorities in other countries if we fail to comply with regulatory requirements or previously unknown problems with our medical device products are discovered after they reach the market.

We may not be able to engage third-party CMOs to manufacture our approved medical device products on a commercial scale to meet commercial demand for our medical device products.

Our commercial success depends largely on our ability to protect our intellectual property.

If we are unable to protect our trade secrets, the value of our AmnioBed technology and product candidate may be negatively impacted, which would

technology and product candidate may be negatively impacted, which would have a material and adverse effect on our competitive position and prospects.

We may become involved in litigation to protect our intellectual property or enforce our intellectual property rights, which could be expensive, time-consuming and may not be successful.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed to us alleged trade secrets of their former employers or other clients.

We may be subject to claims from third parties that our products infringe their intellectual property rights.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

If we fail to comply with various procedural, document submission, fee payment or other requirements imposed by the USPTO or comparable patent agencies in other countries, our patent protection could be reduced or eliminated.

Changes in patent laws or interpretations of patent laws in the United States or elsewhere may diminish the value of our intellectual property or narrow the scope of protection of our patents.

Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

Healthcare laws and regulations may affect the pricing of our medical device products and may affect our profitability.

We may not be able to enforce our intellectual property rights throughout the world, which may be problematic.

We need to protect our trademark, trade name and service mark rights to prevent competitors from taking advantage of our goodwill.

We are subject to various laws and regulations, such as healthcare fraud and abuse laws, false claim laws and health information privacy and security laws, among others, and failure to comply with these laws and regulations may have an adverse effect on our business.

Legislative or regulatory reform of the healthcare system in our target markets may affect our operations and profitability.

Our management has broad discretion in using the net proceeds from the initial public offering and may not use them effectively

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Amir Fassihi is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,000,000	1,000,000	Yes ⌄
Class B Units	292,812	292,812	No ⌄

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Amir Fassihi
Issue date	11/30/18
Amount	$187,180.00
Outstanding principal plus interest	$187,180.00 as of 12/30/21
Interest rate	5.0% per annum
Current with payments	Yes

Related party loan with no specific maturity date.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Section 4(a)(2)	Common stock	$258,118	General operations
4/2019	Regulation Crowdfunding	SAFE	$305,892	General operations
6/2019	Section 4(a)(2)	Common stock	$766,395	General operations
10/2019	Section 4(a)(2)	SAFE	$50,000	General operations
2/2020	Regulation D, Rule 506(c)	SAFE	$1,000	General operations
3/2020	Section 4(a)(2)	SAFE	$25,000	General operations
3/2020	Section 4(a)(2)	SAFE	$50,000	General operations
7/2020	Section 4(a)(2)	SAFE	$25,000	General operations
2/2021	Section 4(a)(2)	SAFE	$12,500	General operations
2/2021	Section 4(a)(2)	SAFE	$5,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Amir Fassihi
Amount Invested	$187,180.00
Transaction type	Loan
Issue date	11/30/18
Outstanding principal plus interest	$187,180.00 as of 12/30/21
Interest rate	5.0% per annum
Current with payments	Yes
Relationship	Founder

Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nearly 15M infants worldwide are born premature. Due to underdeveloped organs, the dramatic shift from amniotic fluid to air puts them at risk for hypothermia, dehydration, and infections which can lead to sepsis, organ injuries, and even death. To substantially improve preterm infants' chances of survival and reduce the time needed in intensive care, we designed AmnioBed, a patented, cost-efficient, fluid-filled solution that can mimics a mother's amniotic fluid environment.

The world is in desperate need of more sophisticated infant care. Despite ongoing technology advancements, current incubators and radiant warmers have many deficiencies that put preterm infants at risk for hypothermia. We believe our patented AmnioBed design can prevent hypothermia and save lives, reduce complications, improve short- and long-term outcomes, and decrease costs for millions of infants born preterm every year.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Amnion Life LLC was incorporated in the State of California in April 2016.

Since then, we have:

- In Amniobed, the preterm infant is partially submerged in synthetic amniotic fluid.
- Amniobed is intended to prevent hypothermia in preterm infants and decrease environmental heat loss.
- Hypothermia leads to poor medical outcomes and an increased chance of infant death.
- Strong patent portfolio with multiple patents in the US, China, and Japan and pending in Europe.
- Studies have shown 40% of infants admitted to the NICU from L&D are

hypothermic in 1st hour of life.

- Significant calorie loss in the NICU leads to diminished weight gain and longer hospital stays

- 3 Years of R&D. Designed, sourced, procured, and assembled Amniobed Golden Hour plus software.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $18,831, including $10,247 in cash. As of December 31, 2020, the Company had $6,143 in total assets, including $1,571 in cash.

- *Net Loss.* The Company has had net losses of $327,139 and net losses of $85,117 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $959,177 for the fiscal year ended December 31, 2021 and $1,011,500 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $187,180 in debt, $1,024,513 in equity, and $168,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Amnion Life LLC cash in hand is $386, as of March 2002. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,000/month, for an average burn rate of $4,000 per month. Our intent is to be profitable in 36 months.

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The Company took measures to comply with travel bans, quarantine and social distancing guidelines. As such, the Company's research facility in Pozega, Serbia was forced to have very limited its operations to comply with the guidelines and requirements and we had to close our facility and freeze further work in Q4 of 2020. In addition, the Company canceled two private events in California which were intended to raise capital for the Company. This compliance is expected to add delays in the development of our products. The overall economic slowdown is also anticipated to add additional risks and difficulties in raising money in future rounds due to the volatile financial situation risen from the pandemic.

The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2019 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Note: this disclosure is based on management's assumption that there is no significant doubt about the entity's ability to continue as a going concern.

There is no expected revenue over the next six months. The Company's expenses are expected to be further limited to less than $5,000 per month. As a result of the pandemic, the Company took steps to cancel place all operations on pause. The Company intends to restart operations once it is able t raise additional capital.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Amir Fassihi, certify that:

(1) the financial statements of Amnion Life LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Amnion Life LLC included in this Form reflects accurately the information reported on the tax return for Amnion Life LLC filed for the most recently completed fiscal year.

Amir Fassihi
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://amnion.life//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Amir Fassihi

Appendix E: Supporting Documents

Amnion_Life_LLC__Agreement_Bylaws_Notarized.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Amir Fassihi

Appendix E: Supporting Documents

Amnion_Life_LLC__Agreement_Bylaws_Notarized.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Amnion Life LLC

By

Amir Fassihi

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Amir Fassihi

Founder and CEO
3/24/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.



Wefunder is a Public Benefit Corporation. We're here to fix capitalism.

2012-2021 IMPACT REPORT

Our Story

Jobs

Blog

Press

Get $2500

Investor FAQ

Founder FAQ

Guides

Support

 App Store

 Google Play

